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                                                                 Exhibit (g)(6)

FOR IMMEDIATE RELEASE

CONTACTS:

Reorg. Department (The Bank of New York): (212) 815-5788
Jon Hartzell    (Corporate and External Affairs, Dresdner Kleinwort Benson
                North America): (212) 429-2939
Alexander P. Coleman    (Dresdner Kleinwort Benson Private Equity Partners):
                        (212) 429-3120



                    IMAGING COMPONENTS CORPORATION ANNOUNCES
                       OTCOMPLETION OF KOFAX ACQUISITION


NEW YORK, NEW YORK, October 18, 1999 - Imaging Components Corporation ("ICC"), Imaging Acquisition Corporation ("IAC"), DICOM GROUP plc (LSE: DCM) and Dresdner Kleinwort Benson Private Equity Partners LP announced today that ICC has completed its acquisition of Kofax Image Products, Inc. (NASDAQ: KOFX) ("Kofax"). The acquisition was completed through the merger of ICC's wholly owned subsidiary, IAC, with and into Kofax. The merger follows ICC's acquisition in a tender offer of approximately 84% of the outstanding Kofax common shares for $12.75 per share in cash. The merger was approved by Kofax's stockholders at a special meeting held on Friday, October 15, 1999.

Under the terms of the merger, all remaining Kofax stockholders, except for certain stockholders as described in the Merger Agreement between the parties, will receive, without interest, $12.75 in cash upon surrender of the certificates for their shares to The Bank of New York, as Paying Agent. A Notice of Merger and Letter of Transmittal for surrendering shares will be mailed promptly to all remaining holders of record of shares of Kofax common stock. In connection with the merger, Kofax will terminate its obligation to file reports and other documents with the Securities and Exchange Commission and delist its shares from the Nasdaq National Market.

As a result of the merger, Kofax is now a wholly owned subsidiary of ICC. Kofax's business will continue to operate under the name Kofax Image Products, Inc.

Further information regarding acceptance and payment for tendered shares is available from the Paying Agent, The Bank of New York at (212) 815-5788.

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